___________________________________________________________________________



                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549



                                 Form 11-K

                             __________________


               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                For the fiscal year ended December 31, 1995


                       Commission File Number 1-8097


                             ENSCO Savings Plan
                          (Full title of the plan)



                      ENSCO International Incorporated
                            2700 Fountain Place
                              1445 Ross Avenue
                          Dallas, Texas 75202-2792
         (Name and address of principal executive office of issuer)


___________________________________________________________________________

The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          ENSCO Savings Plan

                                             /s/ Michael K. Wiley
Date :   June 26, 1996                    ----------------------------
                                          By:    Michael K. Wiley
                                                 Plan Administrator








                             ENSCO SAVINGS PLAN
    TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION





                                                                   PAGE
                                                                   ----
Financial Statements:

  Report of Independent Accountants                                   1

  Statement of Net Assets Available for Plan Benefits, with
    Fund Information - December 31, 1995                              2

  Statement of Net Assets Available for Plan Benefits, with
    Fund Information - December 31, 1994                              3

  Statement of Changes in Net Assets Available for Plan Benefits,
    with Fund Information - Year Ended December 31, 1995              5

  Notes to Financial Statements                                       8


Additional Information:

  Schedule I  -  Schedule of Assets Held for Investment Purposes     14

  Schedule II -  Schedule of Reportable Transactions                 15

Exhibits:

  Consent of Independent Accountants                                 16

                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Trustees of the
ENSCO Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits, and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan (the "Plan") at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The additional information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
- ------------------------
PRICE WATERHOUSE LLP

Dallas, Texas
June 24, 1996









                                                       ENSCO SAVINGS PLAN

                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                      AT DECEMBER 31, 1995


                                                                    Fund Information
                                       ------------------------------------------------------------------------
                                       Company       Blended                     Spectrum  Spectrum
                                       Stock         Stable         Balanced     Income    Growth       Loan
1995                                   Fund          Value Fund     Fund         Fund      Fund         Fund      Total
- ----                                   ----------    -----------    --------     --------  ----------   -------   -----------

ASSETS:
 Receivables:
    Participant contributions . . . .  $    6,941    $    20,390    $  2,620     $  5,995  $    7,514   $     -   $    43,460
    Employer contributions  . . . . .     171,513        960,062      56,699      117,601     166,306         -     1,472,181
 Investments, at fair value . . . . .   2,335,933              -     779,758      743,198   2,198,061         -     6,056,950
 Loans to participants  . . . . . . .           -              -           -            -           -    30,835        30,835
 Investments, at contract value:
    The Prudential Insurance Co. of
      America Investment Contract
      GA-6436 . . . . . . . . . . . .           -      9,927,635           -            -           -         -     9,927,635
    T. Rowe Price Stable Value common
      trust fund  . . . . . . . . . .           -      4,316,754           -            -           -         -     4,316,754
      Total investments . . . . . . .   2,335,933     14,244,389     779,758      743,198   2,198,061    30,835    20,332,174
          Total assets  . . . . . . .   2,514,387     15,224,841     839,077      866,794   2,371,881    30,835    21,847,815


LIABILITIES:
  Other payables  . . . . . . . . . .           -        103,755           -            -           -         -       103,755
         Total liabilities  . . . . .           -        103,755           -            -           -         -       103,755


NET ASSETS AVAILABLE FOR PLAN BENEFITS $2,514,387    $15,121,086    $839,077     $866,794  $2,371,881   $30,835   $21,744,060






                               The accompanying notes are an integral part of these financial statements.




                                                           ENSCO SAVINGS PLAN

                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                          AT DECEMBER 31, 1994


                                                                          Fund Information
                                                         -------------------------------------------------
                                                         Guaranteed         Pooled                                  Company
                                                         Investment         Equity            Intermediate          Stock
 1994                                                    Fund               Fund              Bond Fund             Fund
- -----                                                    ----------         --------          ------------          --------

ASSETS:
  Cash and cash equivalents . . . . . . . . . . . . . .  $1,810,202         $484,830            $433,662            $ 40,334
  Receivables:
    Participant contributions . . . . . . . . . . . . .      73,043           18,597              25,978              14,934
    Employer contributions  . . . . . . . . . . . . . .     808,869          107,643             108,640              74,848
    Accrued interest and dividends  . . . . . . . . . .       2,685              304                 374                 281
    Due from participating funds  . . . . . . . . . . .           -            2,094               1,017               1,107
    Loans to participants . . . . . . . . . . . . . . .           -                -                   -                   -
  Investments, at fair value  . . . . . . . . . . . . .           -                -                   -             593,134
      Total assets  . . . . . . . . . . . . . . . . . .   2,694,799          613,468             569,671             724,638


LIABILITIES:
  Payable to participating funds  . . . . . . . . . . .       4,218                -                   -                   -
  Other payables  . . . . . . . . . . . . . . . . . . .           -                -                   -                   5
      Total liabilities . . . . . . . . . . . . . . . .       4,218                -                   -                   5


NET ASSETS AVAILABLE FOR PLAN BENEFITS  . . . . . . . .  $2,690,581         $613,468            $569,671            $724,633










                               The accompanying notes are an integral part of these financial statements.




                                                       ENSCO SAVINGS PLAN

                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                AT DECEMBER 31, 1994 (Continued)




                                                                        Fund Information
                                            -------------------------------------------------------------------
                                            Guaranteed        Money                       Jennison     Jennison
                                            Interest          Market         PRIDEX       Equity       Balanced
1994 (continued)                            Fund              Fund           Fund         Fund         Fund         Total
- ----------------                            -----------       -------        --------     --------     --------     -----------

ASSETS:
  Cash and cash equivalents . . . . . . . . $    38,915       $     -        $      -     $      -      $      -    $ 2,807,943
  Receivables:
     Participant contributions  . . . . . .           -             -               -            -             -        132,552
     Employer contributions . . . . . . . .           -             -               -            -             -      1,100,000
     Accrued interest and dividends . . . .           -             -               -            -             -          3,644
     Due from participating funds . . . . .           -             -               -            -             -          4,218
     Loans to participants  . . . . . . . .      54,616             -               -            -             -         54,616
  Investments, at fair value  . . . . . . .  11,567,562        10,676         407,232      575,764       686,998     13,841,366
        Total assets  . . . . . . . . . . .  11,661,093        10,676         407,232      575,764       686,998     17,944,339

LIABILITIES:
  Payable to participating funds  . . . . .           -             -               -            -             -          4,218
  Other payables  . . . . . . . . . . . . .      49,666             -               -            -             -         49,671
        Total liabilities . . . . . . . . .      49,666             -               -            -             -         53,889


NET ASSETS AVAILABLE FOR PLAN
   BENEFITS . . . . . . . . . . . . . . . . $11,611,427       $10,676        $407,232     $575,764      $686,998    $17,890,450







                           The accompanying notes are an integral part of these financial statements.




                                                       ENSCO SAVINGS PLAN

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                             FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                       Fund Information
                                               --------------------------------------------------------------------
                                               Company          Blended                     Spectrum     Spectrum
                                               Stock            Stable         Balanced     Income       Growth        Loan
                                               Fund             Value Fund     Fund         Fund         Fund          Fund
                                               -----------      ------------   ---------    ---------    ----------    --------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest and dividends  . . . . . . . . . .  $        -       $   707,242    $ 37,859     $ 44,573     $  147,272    $   862
  Participant contributions:
    Savings contributions . . . . . . . . . .     228,284           892,114      67,057      202,105        291,111          -
    Rollover contributions  . . . . . . . . .       5,656             3,107         278       10,437         13,543          -
  Employer contributions  . . . . . . . . . .     846,514           966,043      56,699      117,603        166,308          -
  Net appreciation (depreciation) in the
    fair value of investments . . . . . . . .     925,544                 -     106,778       64,509        321,804          -

      Total additions . . . . . . . . . . . .   2,005,998         2,568,506     268,671      439,227        940,038        862

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants . . . . . . .     207,528         1,775,049      92,966      121,752        265,803      5,676
  Administrative expenses . . . . . . . . . .       2,957            30,747           -          175            232          -

      Total deductions  . . . . . . . . . . .     210,485         1,805,796      92,966      121,927        266,035      5,676

NET INCREASE (DECREASE) PRIOR TO INTERFUND
  TRANSFERS . . . . . . . . . . . . . . . . .   1,795,513           762,710     175,705      317,300        674,003     (4,814)

  Transfer of assets (to) from trustees . . .           -        14,379,710     709,600      553,955      1,601,012     54,733
  Interfund transfers . . . . . . . . . . . .      (5,759)          (21,334)    (46,228)      (4,461)        96,866    (19,084)

NET ADDITIONS (DEDUCTIONS)  . . . . . . . . .   1,789,754        15,121,086     839,077      866,794      2,371,881     30,835

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year . . . . . . . . . . . .     724,633                 -           -            -              -          -

    End of year . . . . . . . . . . . . . . .  $2,514,387       $15,121,086    $839,077     $866,794     $2,371,881    $30,835

                               The accompanying notes are an integral part of these financial statements.




                                                           ENSCO SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                            FOR THE YEAR ENDED DECEMBER 31, 1995 (Continued)



                                                                                       Fund Information
                                                                     ----------------------------------------------------
                                                                     Guaranteed           Pooled
                                                                     Investment           Equity             Intermediate
                                                                     Fund                 Fund               Bond Fund
                                                                     -----------          ---------          ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest and dividends  . . . . . . . . . . . . . . . . . . . . .  $      444           $    108             $    113
  Participant contributions:
    Savings contributions . . . . . . . . . . . . . . . . . . . . .           -                  -                    -
    Rollover contributions  . . . . . . . . . . . . . . . . . . . .           -                  -                    -
  Employer contributions  . . . . . . . . . . . . . . . . . . . . .           -                  -                    -
  Net appreciation (depreciation) in fair value
    of investments  . . . . . . . . . . . . . . . . . . . . . . . .           -                  -                    -

      Total additions . . . . . . . . . . . . . . . . . . . . . . .         444                108                  113


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants . . . . . . . . . . . . . . . . . .       3,161                  -                    -
  Administrative Expenses . . . . . . . . . . . . . . . . . . . . .           -                  -                    -

      Total deductions  . . . . . . . . . . . . . . . . . . . . . .       3,161                  -                    -


NET INCREASE (DECREASE) PRIOR TO INTERFUND TRANSFERS  . . . . . . .      (2,717)               108                  113

  Transfer of assets (to) from trustees . . . . . . . . . . . . . .  (2,687,864)          (613,576)            (569,784)
  Interfund transfers . . . . . . . . . . . . . . . . . . . . . . .           -                  -                    -


NET ADDITIONS (DEDUCTIONS)  . . . . . . . . . . . . . . . . . . . .  (2,690,581)          (613,468)            (569,671)


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year . . . . . . . . . . . . . . . . . . . . . . .   2,690,581            613,468              569,671

    End of year . . . . . . . . . . . . . . . . . . . . . . . . . .  $        -           $      -             $      -


                               The accompanying notes are an integral part of these financial statements.




                                                           ENSCO SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                            FOR THE YEAR ENDED DECEMBER 31, 1995  (Continued)



                                                                     Fund Information
                                                 -------------------------------------------------------------
                                                 Guaranteed      Money                   Jennison     Jennison
                                                 Interest        Market      PRIDEX      Equity       Balanced
                                                 Fund            Fund        Fund        Fund         Fund        Total
                                                 ------------    --------    ---------   ---------    ---------   -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest and dividends  . . . . . . . . . . .  $   124,440     $     -     $      -    $      -     $      -    $ 1,062,913
  Participant contributions:
    Savings contributions . . . . . . . . . . .            -           -            -           -            -      1,680,671
    Rollover contributions  . . . . . . . . . .            -           -            -           -            -         33,021
  Employer contributions  . . . . . . . . . . .            -           -            -           -            -      2,153,167
  Net appreciation (depreciation) in the
    fair value of investments . . . . . . . . .            -          37        5,420         (980)      7,002      1,430,114

      Total additions . . . . . . . . . . . . .      124,440          37        5,420         (980)      7,002      6,359,886

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants . . . . . . . .            -           -            -            -         230      2,472,165
  Administrative expenses . . . . . . . . . . .            -           -            -            -           -         34,111

      Total deductions  . . . . . . . . . . . .            -           -            -            -         230      2,506,276

NET INCREASE (DECREASE) PRIOR TO INTERFUND
  TRANSFERS . . . . . . . . . . . . . . . . . .      124,440          37        5,420         (980)      6,772      3,853,610

  Transfer of assets (to) from trustees . . . .  (11,735,867)    (10,713)    (412,652)    (574,784)   (693,770)             -
  Interfund transfers . . . . . . . . . . . . .            -           -            -            -           -              -

NET ADDITIONS (DEDUCTIONS)  . . . . . . . . . .  (11,611,427)    (10,676)    (407,232)    (575,764)   (686,998)     3,853,610

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year . . . . . . . . . . . . .   11,611,427      10,676      407,232      575,764     686,998     17,890,450

    End of year . . . . . . . . . . . . . . . .  $         -     $     -     $      -    $       -    $      -    $21,744,060


                               The accompanying notes are an integral part of these financial statements.


                             ENSCO SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS

1.  PLAN ORGANIZATION AND DESCRIPTION

On May 15, 1991, Energy Service Company, Inc. established the Energy Service Company, Inc. Profit Sharing Plan. The Profit Sharing Plan was renamed the ENSCO Savings Plan (collectively referred to as "the Plan") in 1993. Effective December 31, 1993, the Penrod Thrift Plan was merged into the Plan. At the Annual Meeting of Stockholders held on May 23, 1995, the Stockholders approved a change of the company name from Energy Service Company, Inc. to ENSCO International Incorporated ("the Company").

The Plan is a defined contribution plan established to provide a retirement benefit for employees through a Company profit sharing contribution, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation
- -------------

Employees of the Company may participate in the Plan upon completing certain service requirements, except for those employees who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees may elect to participate in the employee savings feature of the Plan after completing a three-month period of service with the Company ("Savings Participants"). Eligible employees will automatically participate in the profit sharing feature of the Plan after completing a twelve-month period of service with the Company.

Contributions
- -------------

Savings Participants may elect to make contributions to the Plan by salary deductions ("Savings Contributions"), which qualify for tax deferment under
Section 401(k) of the Internal Revenue Code ("the Code"). Savings Contributions are generally limited to the lesser of 10% of the Savings Participant's compensation, or the annual dollar limitation set forth in
Section 402(g) of the Code ($9,240 for the year ended December 31, 1995). Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary deductions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan for the benefit of Savings Participants ("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. Matching Contributions, which are made to the Company Stock Fund, are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year, limited to 6% of their compensation, as defined by the


Plan document. The Company made matching Contributions equal to 25% of the first 6% contributed by each individual participant through April 30, 1995. Effective May 1, 1995, the Company increased the matching percentage of the Plan participant's contributions as follows:

     Contribution Level                           Matching Percentage
     ------------------                           -------------------
     First  2% of participant contribution                100 %
     Second 2% of participant contribution                 50 %
     Third  2% of participant contribution                 25 %

Total Matching Contributions for the year ended December 31, 1995 amounted to $703,167.

At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees ("Profit Sharing Contributions"). The Company may make Profit Sharing Contributions in either cash or in the Company's common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. At December 31, 1995, the Plan recorded a receivable from the Company in the amount of $1.45 million related to the 1995 profit sharing contribution which was paid in March 1996.

The Plan limits the sum of a participant's annual Matching Contribution and Profit Sharing Contribution ("Company Contributions") to the lesser of $30,000 or 25% of the Plan participant's compensation. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions ("Rollover Contributions").

Plan Administration
- -------------------

Texas Commerce Bank ("TCB") served as the Plan's recordkeeper and investment manager for the Guaranteed Investment Fund, the Pooled Equity Fund, the Intermediate Bond Fund and the Company Stock Fund (collectively referred to as "the TCB Funds") through October 31, 1994. Beginning November 1, 1994, the Plan assigned its recordkeeping and investment management responsi-bilities to T. Rowe Price. Also, Prudential Defined Contribution Services ("Prudential") served as the investment manager for the Guaranteed Interest Fund, the Temporary Investment (Money Market) Fund, the Prudential Index Stock ("PRIDEX") Fund, the Jennison Equity Fund and the Jennison Balanced Fund (collectively referred to as "the Prudential Funds").

On January 3, 1995, TCB transferred the assets in the TCB Funds to T. Rowe Price. On February 10, 1995, Prudential transferred the assets in the Prudential Funds and the investment management responsibility for these funds, with the exception of the Guaranteed Interest Fund, to T. Rowe Price. Beginning in March 1995, in accordance with the fund's contract, Prudential began transferring the Guaranteed Interest Fund to T. Rowe Price in 60 consecutive monthly installments.

Plan participants directed the investment of the transferred funds into one or more of the following funds: the Company Stock Fund, the Blended Stable Value Fund, the Balanced Fund, the Spectrum Income Fund and the Spectrum Growth Fund.


Vesting
- -------

A Plan participant's Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of certain years of service with the Company, as follows:

          Completed years of service              Vested percentage
          --------------------------              -----------------
             Less than two years                           0 %
             Two years                                    20 %
             Three years                                  40 %
             Four years                                   60 %
             Five years                                   80 %
             Six or more years                           100 %

Certain former Penrod Thrift Plan participants with greater than three years of service at December 31, 1993 will continue to vest under the guidelines that were in place under that plan, whereas participants with less than three years service will vest in the sponsoring companies' contributions plus actual earnings thereon in accordance with the above.

In addition, a Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing account balance upon certain events, including death or disability, attaining the age of 60, or a full or partial termination of the Plan. A Plan participant's Savings Contribution account balance and Rollover Contribution account balance is fully vested at all times.

Upon completion of each Plan year the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited ("forfeitures") to the Plan and may be used to reduce the amount of Matching Contributions and Profit Sharing Contributions due or administrative expenses to be paid by the Company. At December 31, 1995 and 1994, the Plan had forfeiture balances of $103,755 and $49,666, respectively, which were reported as Other Liabilities in the Statement of Net Assets Available for Plan Benefits.

Distributions
- -------------

Distributions of a Plan participant's Savings Contribution account and Rollover Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of the close of the Plan year in which a participant attains the age of 65 or termination of employment occurs.

At December 31, 1995 and 1994, the Plan includes approximately $330,000 and $17,000, respectively, for amounts allocated to the accounts of persons who have elected to withdraw from the Plan but have not yet been paid.





Investments
- -----------

The Plan allows participants to invest among a number of different investment choices. The following are descriptions of the investment choices in the Plan:

          THE  COMPANY STOCK FUND -  The objective is  to provide long-term
          growth   of   capital  by   investing   in  ENSCO   International
          Incorporated common stock.

          THE BLENDED STABLE VALUE FUND - The objective is to provide principal stability and a high level of monthly income by investing in an investment contract issued by an insurance company and the T. Rowe Price Stable Value common trust fund which invests in investment contracts issued by insurance companies and banks.

          THE BALANCED FUND - The objective is to provide long-term capital appreciation, current income and capital preservation by investing in a balanced mix of common stocks and fixed income securities.

          THE SPECTRUM INCOME FUND - The objective is to provide a high level of current income by investing in a managed mix of domestic bank funds, an international bond fund and an income-oriented stock fund.

          THE SPECTRUM GROWTH FUND - The objective is to provide long-term growth of capital and current income by investing in a managed mix of domestic stock funds, an international stock fund and a money market fund.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting
- --------------------

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments and Investment Income
- ---------------------------------

The Plan's investments are stated at fair value, except for the Blended Stable Value Fund which is stated at contract value (Note 3). The Plan's investments are principally comprised of cash, mutual funds, debt and equity securities and the Company's common stock. The fair value of the debt and equity securities and the Company's common stock is determined by the Trustee and is based on quoted market prices.

Purchases  and sales  of  securities and  the  Company's common  stock  are
recorded on a trade-date basis.   Interest is recorded on the accrual basis
and dividends are recorded on the ex-dividend date.



Distributions
- -------------

Distributions are recorded when paid.

Loans
- -----

A loan program was available to all employees participating in the former Penrod Thrift Plan. Participants of this merged plan were no longer able to negotiate new loans as of December 31, 1993. Existing loans will continue under their current terms. The loans generally are required to be repaid within five years except for loans used to acquire the principal residence of the participant. The interest rate on a loan was based on the prevailing interest rates charged on similarly secured personal loans by persons in the business of lending money in the same geographic region in which the prior merged plan was administered.

T. Rowe Price assumed administration of the loan program from Prudential. As security for the loan, the participant's Blended Stable Value Account balance is reduced for the purposes of withdrawals, transfers and annuity amounts, by an amount equal to the outstanding loan balance.

Cash Equivalents
- ----------------

Cash Equivalents include amounts invested in highly liquid cash management funds that are readily convertible to cash.

3.   INVESTMENT CONTRACTS

The Blended Stable Value Fund invests in an investment contract issued by Prudential and in a common trust fund which invests in investment contracts issued by insurance companies and banks. The Blended Stable Value Fund credited participant accounts at rates of interest ranging from 6.0% to 7.5% and 6.1% to 6.2% on the Prudential Insurance Co. of America investment and the T. Rowe Price Stable Value common trust fund, respectively, during 1995. The Blended Stable Value Fund is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made plus credited interest, less Plan withdrawals.

4.   PLAN INVESTMENTS

Plan investments that represent 5% or more of the Plan's net assets are identified as follows:









                                                      December 31,
                                              ---------------------------
                                                  1995           1994
                                              -----------    ------------
Investments at Fair Value as Determined by
Quoted Market Price

   Mutual Funds:
     Spectrum Growth Fund, 162,940 Units      $ 2,198,061    $         -
     Other                                      1,553,791      1,680,670


   Common Stock:
     ENSCO International Incorporated,
     101,562 and 47,930 shares, respectively    2,335,933        593,134
                                                6,087,785      2,273,804

Investments at Contract Value

     Blended Stable Value Fund                 14,244,389              -
     Guaranteed Investment Fund                         -     11,567,562
                                               14,244,389     11,567,562

Total Investments                             $20,332,174    $13,841,366


5.  ADMINISTRATIVE FEES

The Plan has  no employees.   During 1995,  the Company  and the Plan  paid
$58,516 and $34,111, respectively, for the administrative costs of the Plan.

6.  EXCESS CONTRIBUTIONS

Net assets available for Plan benefits at December 31, 1995 and 1994 include $53,141 and $82,861, respectively, of amounts refunded from the Plan to certain highly compensated employees due to contributions which exceeded the discrimination limits under Internal Revenue Code ("IRC")
Section 401(k). The 1995 and 1994 excess contributions were refunded in March 1996 and 1995, respectively.

7.  TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under
Section 501(a). An IRS determination letter dated September 21, 1995 was received for the Plan. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

8.  SUBSEQUENT EVENTS

On June 12, 1996, the Company acquired DUAL DRILLING COMPANY. It is anticipated that the DUAL DRILLING COMPANY Employees Tax Deferred/Thrift Savings Plan and Trust will be merged into the Plan during 1996.


                                                                                                       Additional Information
                                                                                                                   Schedule I
                                                       ENSCO SAVINGS PLAN

                             Item 27a (Form 5500) - Schedule of Assets Held for Investment Purposes

                                                      at December 31, 1995



                                                                      Description of investment
                                     ----------------------------------------------------------------------------------------
Identity of issue or                                              Rate of         Units or                        Current
party involved                       Description of Investment    interest        shares        Cost              value
- --------------------                 -------------------------    -----------     --------      -----------       -----------

T. Rowe Price:

  Blended Stable Value Fund:
   *The Prudential Insurance Co.
      of America Investment          GIC                          6.0% - 7.5%           -       $ 9,927,635       $ 9,927,635
    T. Rowe Price Stable
      Value Common Trust Fund        GIC                          6.1% - 6.2%           -         4,316,754         4,316,754
  Balanced Fund                      Mutual Fund                       -           58,983           693,930           779,758
 *Spectrum Income Fund               Mutual Fund                       -           66,121           687,877           743,198
 *Spectrum Growth Fund               Mutual Fund                       -          162,940         1,916,051         2,198,061
                                                                                                 17,542,247        17,965,406

Employer securities:
 *ENSCO International                ENSCO International
   Incorporated                      Incorporated Common Stock         -          101,562         1,474,041         2,335,933


Loan Fund                            Participant Loans            7.0% - 10.0%          -            30,835            30,835

                                                                                                $19,047,123       $20,332,174


*  Party-in interest.




                                                                                                        Additional Information
                                                                                                                   Schedule II
                                                       ENSCO SAVINGS PLAN

                         Item 27d (Form 5500) - Schedule of Reportable Transactions (in the Aggregate)

                                                  Year Ended December 31, 1995

                                                                                                         Market
                                                                                   Ex-                   value on
                                                                           Lease   pense                 trans-
 Identity of party        Descriptions         Purchase      Selling       rent-   incur-   Cost of      action        Net
 involved                 of transaction       price         price         al      red      asset        date          gain
 ---------------------    ------------------   ----------    ----------    -----   ------   ----------   ----------    -------
 T. Rowe Price Stable     Purchase of shares   $5,977,220                                                $5,977,220
 Value Common Trust       Sales of shares                    $1,820,355                     $1,820,355    1,820,355          -
 Fund


 T. Rowe Price            Purchase of shares      897,813                                                   897,813
 Balanced Fund            Sales of shares                       224,833                        203,882      224,833    $20,951


 T. Rowe Price            Purchase of shares      797,924                                                   797,353
 Spectrum Income Fund     Sales of shares                       118,489                        110,237      118,489      8,252


 T. Rowe Price            Purchase of shares    2,144,283                                                 2,143,962
 Spectrum Growth Fund     Sales of shares                       267,473                        230,690      267,473     36,783


 ENSCO International      Purchase of shares      975,061                                                   968,959
 Incorporated             Sales of Shares                       148,746                        110,586      148,746     38,160







